SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	English translation of a letter submitted to the Comisión Nacional de Valores (CNV) dated November 2, 2015: Adoption of a New Code of Ethics and Conduct, Conflict of Interests Policy and Anticorruption Policy

Item 1

FOR IMMEDIATE RELEASE Buenos Aires, November 2nd, 2015

Comisión Nacional de Valores

Att: Mr. Cristian Girard

Dear Sir,

RE.: Adoption of a New Code of Ethics and Conduct, Conflict of Interests Policy and Anticorruption Policy

I am writing to you as Chairman of Telecom Argentina S.A (‘Telecom Argentina’) to inform you that in a meeting held today, the Board of Directors has approved a “New Code of Ethics and Conduct”, a “Conflict of Interests Policy” and an “Anticorruption Policy”. These documents provide, respectively: i) the ethical principles to which Telecom Argentina and all directors, trustees , officers and in general all those who work in the Company must abide; ii ) regulations to prevent and manage conflicts of interests; and iii ) the framework for the prohibition of corrupt practices.

Taken together, these documents replace the Code of Business Conduct and Ethics applicable to date, that was originally approved by the Board in 2003 with modifications that were introduced both in 2005 and 2010, and which as stated by the Board and the Audit Committee of the Company, “has been a very valuable tool for corporate governance, which has adequately satisfied the objectives that the Board of Directors pursued on the moment of is adoption”.

Adjustments made to regulations in recent years and in matters of corporate governance, organization and implementation of preventive measures aimed at reducing the risk of conflict of interest and corrupt practices, and that are applicable to Telecom Argentina as company subject to regime of public offering both in Argentina and the United States, have been taken into account for the formulation and approval of the “New Code of Ethics and Conduct,” the “Policy on Conflicts of Interest” and the “Anti-Corruption Policy” . In turn, they have reflected changes occurred in the organizational structure of Telecom Argentina Group with the purpose of defining the responsibilities in the management of this new Code and associated policies.

Please find attached a copy of the “New Code of Ethics and Conduct”, the “Policy on Conflicts of Interests” and “Anti-Corruption Policy” documents, that will be submitted to all those working in the Company in order for them to become aware and commit to its fulfillment.

Sincerely,

Telecom Argentina S.A.

/s/ Oscar C. Cristianci
Chairman

TELECOM ARGENTINA GROUP

Compliance Program 2015

•	New Code of Ethics and Conduct

CODE OF ETHICS AND CONDUCT OF TELECOM ARGENTINA GROUP

OUR PRINCIPLES

ARTICLE 1	INTRODUCTION

ARTICLE 2	OUR PRINCIPLES IN THE CONDUCT OF OUR BUSINESS

2.1 ETHICS AND COMPLIANCE

2.2 SERVICE EXCELLENCE

2.3 COMPETITION

2.4 COMMUNICATION

2.5 COMMUNITY

2.6 HUMAN CAPITAL

2.7 HEALTH AND SAFETY

ARTICLE 3	OUR COMMITMENTS UNDER THIS CODE

ARTICLE 4	REPORTING

ARTICLE 5	DISTRIBUTION AND ENFORCEMENT

ARTICLE 6	WAIVERS AND AMENDMENTS

ADDITIONAL CHAPTER TO THE CODE OF ETHICS AND CONDUCT

OUR PRINCIPLES

ETHICS AND COMPLIANCE

We work in compliance with the law and universally accepted ethical principles, inspired by transparency, correctness and equity.

SERVICE EXCELLENCE

We strive to provide our customers with excellent service that generates value for the shareholders and the community where we operate.

COMPETITION

We encourage fair competition in the best interest of customers and market players.

COMMUNICATION

We guarantee transparency in our actions, in our relations with customers, the market, investors, the community, employees, labor unions and other stakeholders.

COMMUNITY

We contribute to the economic wellbeing and growth of the community in which we operate, showing respect for the environment and the rights of future generations.

HUMAN CAPITAL

We value the Group’s Human Resources, and respect difference, in an environment of loyalty, adherence ethical values and trust.

HEALTH AND SAFETY

We preserve health and safety at the workplace, ensuring respect for the physical and moral integrity, rights and dignity of our employees.

1.	INTRODUCTION

1.1.	This Code of Ethics and Conduct applies to Telecom Argentina S.A. (“Telecom Argentina”) and the companies under its control whose Boards of Directors adopt it as a Code of Ethics and Conduct (collectively, “the Companies” or “Telecom Argentina Group” or “the Group”). “Company” refers to any of the Companies.

1.2.	Telecom Argentina Group conducts its domestic and foreign operations in compliance with the principles stated in this Code of Ethics and Conduct (hereinafter, “this Code”), which is an essential element of the Group’s organizational model and the internal control and risk management system, in the belief that ethics in the conduct of business is a fundamental condition for the Company’s success.

1.3.	This Code is intended for and must be observed by all members of the Board of Directors, the Supervisory Committee, the Chief Executive Officer, the Directors, Managers and all other personnel, regardless of the hiring mode (all of them collectively and every one of them individually hereinafter referred to as “Personnel”), of each of the Companies.

1.4.	All references in this Code to compliance by Personnel with their duties, attitudes and conduct towards the Company shall mean the duties, attitudes and conduct of the Personnel towards the Companies in which said Personnel work.

1.5.	Suppliers, contractors, advisors and consultants of the Companies will be required to accept the principles stated in this Code, in accordance with the provisions of the Group’s internal standards.

1.6.	Internal standards (policies, procedures, instructions) and the disciplinary system are intended to ensure that the principles of this Code are reflected on the conduct of Personnel. The Companies have an efficient and effective internal control and risk management system that emphasizes a clear definition of roles and responsibilities; the segregation of duties based on a coherent design for delegation of operating functions; the traceability of acts and transactions; the reliability of financial information, and compliance with the law, regulations and internal procedures.

1.7.	Telecom Argentina is a party to the United Nations Global Compact on Human Rights, labor standards, environmental protection and the fight against corruption, and ensures that its institutional commitment is fulfilled through the implementation of specific actions on the environmental and social fields.

2.	OUR PRINCIPLES IN THE CONDUCT OF OUR BUSINESS

2.1.	Ethics and Compliance

2.1.1.	Our operations are carried out in compliance with the applicable legislation and the ethical principles of universal acceptance inspired by transparency, integrity and honesty.

2.1.2.	We reject and condemn illegal or dishonest behavior, and we avoid any action that implies promoting, sharing or tolerating any form of corruption.

2.2.	Service Excellence

2.2.1.	We work with the goal to provide our customers with excellent service, generating value for the shareholder and the community, ensuring respect for all those who work for the Group, and observing the principles stated in this Code. The Group’s industrial and financial strategies are aimed at achieving these values, as are the operating conducts deriving from them, upholding the quality, efficiency and innovation of the products and services we offer.

2.2.2.	We ensure procurement processes that are focused on providing products and services under the best market terms, without compromising our goals in terms of quality, safety and respect for the environment.

2.2.3.	We guarantee a suitable response to the needs of our customers, and our conduct is based on fair dealing and transparency in our relations and contractual commitments, as well as a kind and collaborative attitude.

2.3.	Competition

2.3.1.	We believe in fair competition, viewing it as a tool in the best interest of each market player, the customers and stakeholders at large. We avoid making any claims that could be offensive to the reputation of our competitors.

2.3.2.	We ensure compliance with antitrust laws, which forbid the conclusion of agreements or arrangements with other companies on such matters as prices, terms of sale to customers, and the allocation of markets or customers.

2.4.	Communication

2.4.1.	We ensure transparency in our relations with all stakeholders, meeting the confidentiality requirements inherent in the conduct of business of our Companies.

2.4.2.	We guarantee our Personnel the constitutional right to express their individual opinions freely. However, any opinions on public matters will always be expressed in an individual capacity. Any opinion involving the Companies should be formally authorized by the Communication and Media Director (or by his/her direct reports who have expressly delegated powers), the Chief Executive Officer or the Board of Directors.

2.4.3.	We interact with the market and with investors observing the criteria of integrity and transparency, and refraining from any unfair behavior. The Companies are responsible for establishing effective communications with all their shareholders and their investors, making available to them truthful, complete, accurate, timely and easily understandable information, in all material respects, about their financial position, the results of their operations and all relevant facts and events that could or might affect the Group.

2.4.4.	The reports and documents that the Companies are required to submit to Comisión Nacional de Valores (“CNV”), the United States Securities and Exchange Commission (“SEC”), Bolsa de Comercio de Buenos Aires (“BCBA”) and the New York Stock Exchange (“NYSE”), as well as any other public communications to other control authorities and markets, shall always include truthful, complete, accurate, timely and easily understandable information.

2.4.5.	Telecom Argentina has implemented a Reporting Commission, made up by Executives, to assist in the collection, processing and oversight of the information to be reported to the SEC and other public information documents to be released to the public. All Personnel of the Companies shall provide full cooperation with the tasks performed by the Reporting Commission, and any information furnished to it shall be truthful, complete, accurate, timely and easily understandable.

2.4.6.	We protect and keep in strict confidentiality the Companies’ proprietary information and the personal data of our customers.

2.5.	Community

2.5.1.	We believe in sustainable global growth for the common benefit of all stakeholders, present and future, and promote research and innovation as drivers of progress and success.

2.5.2.	We contribute to the economic wellbeing and growth of the community in which we operate through the provision of quality services. Considering the social relevance of our services, we meet community demands paying special attention to the needs of the weaker segments, in line with our objectives of efficient economic management.

2.5.3.	We make investment and business decisions that are compatible with the responsible use of resources, respecting the environment and the rights of future generations, in full compliance with applicable legislation.

2.5.4.	We encourage and, if applicable, we support, social, cultural and educational initiatives designed to promote individuals and improve their quality of life. The Group’s Companies make contributions and donations to third parties – particularly, nonprofit organizations and institutions – based on humanitarian, cultural, social and sports undertakings, representing concrete actions that create value added from the ethical and social viewpoint.

2.5.5.	We establish relations with local, provincial, national and supranational institutions based on collaboration and transparency, with the aim to facilitate dialog on topics of specific interest, respecting mutual autonomy, the economic goals set, and the values stated in this Code.

2.5.6.	We do not give any contributions, support or other benefits, whether direct or indirect, to political parties or movements, their representatives or candidates. It is not the intention of the Companies to discourage or prevent Personnel, in an individual capacity, from giving contributions or support to political parties or groups, or undertaking political activities on their own behalf, provided, however, that those activities shall not be performed during working hours or at the workplace or on the Companies’ premises.

2.6.	Human Capital

2.6.1.	We protect and value the Group’s Human Resources, in the understanding that the main driver of success for any company is the professional contribution of the people working for it, and we are respectful of differences, which we view as an opportunity for development and improvement in a framework of frankness, kindness and adherence to ethical values.

2.6.2.	We guarantee equal opportunities at the workplace by rejecting and penalizing all kinds of discrimination or harassment based on gender, sexual orientation, ethnicity or social origin, nationality, language, religion, opinion –be it political or otherwise- national minorities, different abilities, or age. We do not tolerate an offensive or bullying atmosphere, and reject all mobbing practices.

2.7.	Health and Safety

2.7.1.	We preserve health and safety at the workplace, ensuring respect for the physical and moral integrity, and the rights and dignity of employees.

2.7.2.	We enforce and uphold the guidelines issued by the World Health Organization, as well as the regulations issued by National and Provincial Health Ministries, and the technical guidance of the Workers Compensation Superintendence.

3.	OUR COMMITMENT UNDER THIS CODE

We, the Personnel within the scope of this Policy, take on the following commitments in the conduct of our activities and in the relations deriving there from:

3.1.	We observe the provisions of applicable legislation, this Code and the Company’s internal procedures.

3.2.	We reject and condemn any conduct that could be of an illegal nature, no matter how convenient and/or beneficial it may be for the Group. Under no circumstance shall the pursuit of such interest or benefit justify a conduct that is not aligned with the principles stated in this Code.

3.3.	We participate actively in the fight against corruption, in accordance with the specific anti-corruption policy approved by the Board of Directors of the Companies through the relevant internal procedures. In particular, we do not receive, solicit, exchange or offer –either directly or indirectly – any payments, gifts or benefits whatsoever to, with or from any government officials or any other individual, which may be worth in excess of a nominal value, intended to be more than a mere courtesy, or which might appear to induce the making or omission of a given act, to secure an undue advantage.

3.4.	We do not pursue personal or third-party interests to the detriment of the interests of the Companies, and we do not compete with the Companies in the purchase or sale of goods, products, services or any other transaction.

3.5.

We protect and keep in strict confidentiality the Group’s proprietary information and the personal data of our customers. We understand that it is illegal to use insider information –meaning information that is not in the public domain- associated with the Company and/or the Group, its operations, its financial position, the results of its operations, or relevant events involving its results, with the aim to purchase, sell or trade its shares, corporate bonds or any security issued by any of the Companies or by Nortel Inversora S.A. Furthermore, we understand that it is illegal to provide that insider information or to tip any person for the same purpose, and that all non-public information will be considered insider information that should never be used for personal gain or for the gain of a third-party.

3.6.	We comply with and ensure compliance with the laws and regulations in force regarding the secrecy of communications.

3.7.	We respect corporate guidelines in force regarding appropriate use of the internet, intranet and email, and refrain from chain greetings, access to and distribution of obscene or offensive content, or any use that could infringe this Code or be against its principles.

3.8.	We can, as citizens, take part in public activities and take on civic offices, as long as it does not entail a conflict of interest between our position in the Company and such public office.

3.9.	We avoid activities (even when conducted gratuitously), behaviors or actions that are in any way inconsistent with the obligations deriving from the relationship established with the Company or the Group.

3.10.	We do not adopt any behavior that could actually or potentially damage the reputation of the Company and/or the Group.

3.11.	We avoid using, for our own or for third-party benefit, the name, image and reputation of the Company and/or the Group, and the information obtained and business opportunities we become aware of in the discharge of our duties.

3.12.	We protect the Company’s assets (materials, equipment, vehicles, supplies, financial assets, IT resources, etc.) from any loss, theft or misuse, and we do not take advantage, for own or third-party benefit, of the assets, information and business opportunities associated with the situation, position or role we have at the Companies, and we commit to observe and ensure that others observe the Antifraud Policy approved by the Board of Directors.

3.13.	We report any situations of conflict that might arise, even potentially, between our personal (direct or indirect) interest and the interest of the Companies we work for, in compliance with the Conflict of Interest Policy approved by the Board of Directors.

3.14.	We report all forms of illegal conduct or any other situation we become aware of that could be detrimental to the interests of the Company and/or the Group, or otherwise damage their reputation and image, in accordance with the provisions of Section 4, “Reporting” of this Code;

3.15.	We understand that Personnel are not allowed, during the discharge of their duties or while doing their job for the Companies, to:

a.	Do any work that is unrelated to the Companies’ business during working hours, on or off the Companies’ premises (this clause does not apply to the members of the Board of Directors and of the Supervisory Committee).

b.	Have violent behavior.

c.	Take or be under the effects of alcohol or illegal substances.

d.	Violate the rights of customers, suppliers or colleagues.

e.	Treat customers disrespectfully, using rude, offensive, defamatory or obscene language or gestures.

f.	Discriminate, harass or otherwise intimidate any work colleague or any other person.

g.	Use any insinuations, actions or comments that could create an atmosphere of intimidation or offense.

h.	Forge or fake any information, authorized signatures, records, vouchers or documents.

3.16.	We make the following commitments:

a.	Not to deprive the Company, for our own or a third party benefit, of opportunities to acquire or dispose of assets, products, services or rights.

b.	Not to adopt any decisions or courses of action, from the position held at the Company, to protect or improve any specific investment or financial interest held in a company with which the Company does business.

c.	Not to exert a determining influence for the Company to hire a certain company as supplier, contractor, agent or representative, when company said is owned or managed by close relatives (in compliance with the Conflict of Interest Policy), or employs close relatives in executive or management positions.

3.17.	We acknowledge that any action, regardless of how well-intended it may be, when done in violation of the law or this Code, can have negative consequences for the Companies and/or Personnel, and said consequences could result in corrective and/or disciplinary measures being taken even leading up to dismissal or removal from office.

4.	REPORTING

4.1.	The Companies encourage Personnel to report immediately any actual or potential violation of the laws, rules or regulations in force or the provisions of this Code, and undertake to investigate seriously any report made in good faith regarding said violations.

4.2.	The Companies shall not tolerate any retaliation whatsoever for reporting or good faith complaints regarding undue behaviors. Open communication of concerns and issues by Personnel, without fear of negative reactions or retaliation, is considered vital for the successful implementation of this Code. Personnel are expected to cooperate in internal investigations of undue conduct or infringements of this Code.

4.3.	Any act that represents an actual or potential violation of the laws, rules or regulations in force or the provisions of this Code, and any other concern regarding financial, internal control, accounting or auditing concerns may be reported using the dedicated website www.telecom-denuncias.com.ar, which ensures the confidentiality of the information received. Additionally, reports may also be submitted in person or in writing to any of the members of the Audit Committee of Telecom Argentina (the “Audit Committee”).

4.4.	Reports and concerns on accounting, internal control or audit issues may be submitted anonymously. Reports on any other topics may not be submitted anonymously.

4.5.	The Audit Department will review each report and may exclude any accusation that it deems defamatory or lacking seriousness, or made anonymously, except when referring to accounting, internal control or audit issues. The Audit Department will refer each report to the relevant function for its processing, and shall conduct the follow-up of that process. The Audit Committee will be informed of all reports that have been excluded by the Audit Department and the reasons for their exclusion. The Audit Committee will keep the power to review any report at its discretion.

4.6.	The Audit Committee will address all reports or concerns involving accounting, internal control or audit issues with exclusive powers to investigate and adopt any and all resolutions it deems appropriate regarding the reports and concerns received on these topics.

4.7.	Any reports involving the Audit Committee as a whole or any of its members will be dealt with by the Company’s Supervisory Committee, which will evaluate the situation and, if the case so warrants, will submit it for the consideration of the Board of Directors.

5.	DISTRIBUTION AND ENFORCEMENT

5.1.	This Code is publicly accessible. It shall be disclosed to all Personnel doing work for the Companies as of the date of approval of this Code, and to all Personnel that may be hired thereafter, at the time they join the Companies. All Personnel of the Companies shall expressly and formally accept this Code. It will be also posted on the intranet and the website of Telecom Argentina (www.telecom.com.ar) and the rest of the Companies so that it is available for consultation at any time by Personnel, the shareholders, suppliers, customers and any interested party. Additionally, a printed version of this Code will be available for free to the shareholders upon request, from the Investor Relations Office at headquarters, Avda. Alicia Moreau de Justo No. 50 (1107), Buenos Aires, Argentina, or by e-mail (relinver@ta.telecom.com.ar).

5.2.	The Company promotes the enforcement of the principles contained in this Code by all parties with whom it does business. As a result, the Company prohibits hiring a third party to do any kind of act that is forbidden by legal regulations or this Code, and doing business with those who intentionally and ostensibly violate the law or the fundamental principles of this Code.

5.3.	This Code is regularly reviewed and may be updated from time by the Boards of Directors of the Companies.

5.4.	The Chief Compliance Officer shall have the primary authority and responsibility for managing, interpreting, distributing and implementing all steps leading to compliance with this Code.

5.5.	The Audit Committee is responsible for verifying compliance of the conduct guidelines set forth in this Code, carrying out the actions assigned by the legislation and internal standards, as well as the actions determined by the Audit Committee.

6.	WAIVERS AND AMENDMENTS

6.1.	Any waiver of the provisions of this Code granted to a member of the Board of Directors or the Supervisory Committee, the Chief Executive Officer, and the Directors reporting to the Chief Executive Officer may only be granted by a well substantiated resolution of the Audit Committee or the Board of Directors and, when applicable under the regulations in force, such waivers will be reported to Comisión Nacional de Valores and the United States Securities and Exchange Commission, with a copy to the markets where the Company’s shares are listed.

6.2.	Waivers of the provisions of this Code granted to the other members of Personnel may be granted by the Chief Compliance Officer.

6.3.	Any amendments to this Code that are approved by the Board of Directors must be reported to Comisión Nacional de Valores, the United States Securities and Exchange Commission, Bolsa de Comercio de Buenos Aires, the New York Stock Exchange, and other applicable authorities, stock exchanges and markets.

ADDITIONAL CHAPTER TO THE CODE OF ETHICS AND CONDUCT

The Boards of Directors of Telecom Argentina S.A. (Telecom Argentina) and Telecom Personal S.A. (Telecom Personal), at the meetings held by each on October 26, 2010, decided to include the following Additional Chapter to this Code, which includes the general duties and responsibilities of directors, members of the supervisory committee and all personnel of either company, which arise from the commitments accepted under Resolutions No. 148 and 149 issued on October 13, 2010 by the Secretary of Economic Policy, with certain clarifications and details made by the National Commission for the Defense of Competition (“CNDC”).

Both commitments, referred to herein as the “Telco Commitment” and the “TI-W Commitment”, respectively, with the clarifications and details made by the CNDC, may be consulted on the website of Telecom Argentina and Telecom Personal website, at http://www.telecom.com.ar/compromisos.htm

According to Item 2.23 of the Telco Commitment and Item 2.xii of the TI-W Commitment, the Code of Ethics and Conduct shall include the following provisions of such Commitments, referred to Telecom Argentina and Telecom Personal and applicable to members of the Board of Directors, members of the Supervisory Committee, Chief Executive Officers, Unit Directors, Directors, Managers and other Personnel of Telecom Argentina and Telecom Personal:

1.	A present or future company controlled by Telefónica S.A., doing business in the Argentine Market, may not enter into any agreement with a company controlled by Telecom Italia S.p.A. doing business in the Argentine market (including Telecom Argentina and any present or future controlled company thereof also doing business the Argentine market), except for those agreements relating to the normal course of operations among companies doing business in the Argentine market and, in such case, the contract may not provide for more favorable or privileged conditions, or conditions in violation of applicable Argentine regulations.

2.	The companies of Grupo Telefónica de Argentina (Telefónica de Argentina S.A. and Telefónica Móviles Argentina S.A.) may not use a common brand or any market or advertising strategy in common with Telecom Argentina and its controlled companies in the relevant markets, in violation of the Telco Commitment or Law No 25,156.

3.	It is strictly prohibited to all members of the Board of Directors, of the Supervisory Committee, Directors, Managers and Personnel in general of the Companies in Grupo Telecom Argentina (which solely for the purposes of this Additional Chapter will include Sofora Telecomunicaciones S.A.; Nortel Inversora S.A.; Telecom Argentina S.A. and Telecom Personal S.A.), to engage in any exchange of confidential, strategic or sensitive NON public information with Telefónica S.A. and its controlled companies (including without limitation, Telefónica de Argentina S.A. and Telefónica Móviles Argentina S.A.), on the operations referred to activities in the Argentine market of the companies in the two abovementioned Groups (i.e., Grupo Telecom Argentina and Grupo Telefónica). With respect to information intended to become public, neither may such exchange or furnishing of information be done prior to the information actually becoming public

4.	Members of the Board of Directors of any company doing business in the Argentine market, under direct or indirect control of Telefónica S.A., may not be elected as members of the Board of Directors of any company doing business in the Argentine market, controlled by Telecom Italia S.p.A. Additionally, any person who, in the preceding 36 months, has been a member of the Board of Directors of any company doing business in the Argentine market, under direct or indirect control of Telefónica S.A., may not be elected as a director of any company doing business in Argentina under direct or indirect control of Telecom Italia S.p.A.

5.	Any change of control in the corporate structure of Grupo Telecom Argentina shall require authorization of the Competent Authority of Law No 25,156. For the purpose of this item, a “change of control” shall have the meaning contemplated in the Law No 25,156, as construed under Argentine court precedents. Any doubt shall be resolved by means of a request for an “advisory opinion” pursuant to the advisory rules.

6.	Any breach of the obligations arising from the Telco Commitment and the TI-W Commitment for Telecom Argentina and its controlled companies will be considered a “serious breach”. Such breach may cause the application of the penalties provided for in Paragraph 5.1 of the Telco Commitment.

TELECOM ARGENTINA GROUP

Compliance Program 2015

•	Conflict of Interests Policy

CONFLICTS OF INTERESTS POLICY

1.	INTRODUCTION

2.	PURPOSE

3.	SCOPE OF APPLICATION

4.	PERSONS TO WHOM THIS POLICY IS DIRECTED

5.	LEGAL AND INTERNAL STANDARDS ASSOCIATED WITH THIS POLICY

6.	GENERAL TERMS

7.	HIRING OF CLOSE RELATIVES

8.

CONFLICTS OF INTEREST INVOLVING THE CONTROLLING SHAREHOLDERS, MEMBERS OF THE BOARD OF DIRECTORS AND THE SUPERVISORY COMMITTEE, THE CHIEF EXECUTIVE OFFICER, THE CHIEF HUMAN CAPITAL OFFICER AND THE CHIEF COMPLIANCE OFFICER

9.	CONFLICTS OF INTEREST INVOLVING OTHER EMPLOYEES

10.	DISCIPLINARY MEASURES

1.	INTRODUCTION

1.1.	Telecom Argentina Group understands that on certain occasions its Personnel and their Close Relatives might face situations that could interfere with the conduct of work-related activities. Those situations, coupled with the risk of affecting the Company’s interests by pursuing personal interests, may occur at any organizational level, regardless of the will and good faith of the persons involved.

1.2.	The prevention of conflicts of interest is part of the general framework for safeguarding the values of honesty, ethics and transparency, and the principles of conduct set forth in:

•	art. 85 of the Labor Contract Law on the duty of loyalty: “The worker shall discharge all duties of loyalty deriving from the nature of the tasks assigned to him/her, preserving at all times the confidentiality or secrecy of any information he/she accesses and is expected to preserve”;

•	art. 88 of the Labor Contract Law on the duty of non-competition: “The worker shall refrain from doing any dealings on his/her own behalf or on behalf of third parties which could affect the interests of the employer, unless he/she has the employer’s authorization”;

•	articles 248; 271 and 272 of the Business Associations Law, and Art. 4 paragraph. 3 of Chapter II, Title XII of the Regulations of Comisión Nacional de Valores (NT 2013), on conflicts of interest in companies;

•	the Code of Ethics and Conduct of the Telecom Argentina Group;

•	the principle of segregation of duties, which calls for the separation of roles and responsibilities that are incompatible with each other, in order to limit the risk deriving from the overlapping of critical activities.

2.	PURPOSE

2.1.	The Conflict of Interest Policy (hereinafter, “the Policy”) is intended to define the framework of reference for preventing and managing conflict of interest situations in order to:

2.1.1.	Avoid or limit their negative impact on the interests of the companies belonging to Telecom Argentina Group.

2.1.2.	Support and protect the persons involved, who are required to behave in a transparent way.

3.	SCOPE OF APPLICATION

3.1.	This Policy applies to Telecom Argentina S.A. (“Telecom Argentina”), and its controlled companies whose Boards of Directors approve and adopt this Policy (collectively, “the Companies” or the “Telecom Argentina Group” or the “Group”). “Company” refers to any of the Companies.

4.	PERSONS TO WHOM THIS POLICY IS DIRECTED

4.1.	This Policy is intended for and must be observed by all members of the Board of Directors, the Supervisory Committee, the Chief Executive Officer (“CEO”), the Directors, Managers and all other personnel, regardless of the hiring mode (all of them collectively and every one of them individually hereinafter referred to as “Personnel”), of each of the Companies.

4.2.	All references in this Policy to compliance by Personnel with their duties, attitudes and conduct towards the Company shall mean the duties, attitudes and conduct of the Personnel towards the Companies in which said Personnel work.

4.3.	This Policy, approved by the Board, has the same rank and enforceability, and is given the same dissemination, as the Code of Ethics and Conduct of the Telecom Argentina Group.

5.	LEGAL AND INTERNAL STANDARDS ASSOCIATED WITH THIS POLICY

5.1.	Code of Ethics and Conduct of the Telecom Argentina Group.

5.2.	Current Authorization System.

6.	GENERAL TERMS

6.1.	All Personnel have the obligation to behave in an honest and ethical manner and to act in the best interest of the Company or Companies in which they work, avoiding any situations that might give rise to a potential or actual conflict between their own interests and the Companies’ interests.

6.2.	Conflict occurs when Personnel’s private interest contradicts or interferes in any way with the interest of the Company or Companies. The main risk in case a conflict of interest occurs is that it may hinder work-related decision-making or prevent employees from doing their job effectively and objectively.

6.3.	There is a wide range of conflict of interest situations, and no conclusive listing of all conflict of interest cases can be made a priori. For example, some circumstances that lead or could lead to a conflict of interest include, but are not limited to:

6.3.1.	Existence of economic and financial interests of Personnel and/or their Close Relatives in the activities of suppliers, customers and competitors of the Companies.

6.3.2.	Possible use, by Personnel, of the position they hold in the Company or the information or business opportunities they have as a result of their position in the Company, for their own benefit or for the benefit of third parties.

6.3.3.	Performance of work by Personnel’s Close Relatives at companies that are suppliers, competitors, customers and public regulatory entities with which the Personnel in question or the function of the Company in which said Personnel work, interacting for the fulfillment of their duties.

6.3.4.	Working relations – with functional or subordinated reporting –between Personnel and Close Relatives, which could condition the corporate decisions relating to management of the working relationship.

6.3.5.	Having a personal interest in a transaction involving the Company, a competitor, customer or supplier, except for the interests inherent in the position held at the Company.

This item 6.3.5 does not include the typical transactions of consumption relations involving Personnel or their Close Relatives, in their capacity as consumers, on the one hand, and on the other, the Companies or their customers, suppliers or competitors, as long as they involve the provision of goods and services inherent in the business of the Companies, their customers, suppliers or competitors, and when transactions are made under the same conditions as those which apply to any other consumer.

6.3.6.	Acting as supplier, agent or representative of the Companies, except in the case of Board Members or Statutory Auditors who are members of professional associations providing advisory services to the Companies on an independent basis;

6.3.7.	Performing hierarchical or managerial duties at a supplier, agent or representative of the Companies, except in the case of Board Members or Statutory Auditors who are members of professional associations providing advisory services to the Companies on an independent basis. Board Members and Statutory Auditors may be members of the Boards of Directors or Supervisory Committees of such companies and carry out tasks involving mere independent advice, by previously notifying the Company’s Board of Directors.

6.4.	In the context of situations reported by Personnel to the Company, the following cases could occur:

6.4.1.	Actual conflict of interest: it occurs during the course of Personnel’s performance of duties. The actual conflict occurs when the private interests of Personnel contradict or interfere in any way with the Company’s interest at the time the person is required to act without any interference.

6.4.2.	Potential conflict of interest: a situation that is not an actual conflict of interests but could give rise to a conflict of interests.

6.5.	With regard family relations, the following provisions apply:

6.5.1.	“Close Relatives” of Personnel mean the spouse (if not legally separated), cohabitee, child, parent, brother/sister, brother/sister-in-law, son/daughter-in-law, father/mother-in-law, step-son/daughter, step-father/mother, uncle, aunt, cousin, nephew, niece, grandparent or grandchild of a Personnel or of the Personnel’s spouse (if not legally separated) or cohabitee.

6.5.2.	If the Close Relative is also a member of the Personnel of other Companies in the Telecom Argentina Group, communication of the potential conflict of interest should also be made even if no relationship or an insignificant relationship exists between the jobs done by both persons, as their positions could vary as a result of organizational or management changes in the Group.

7.	HIRING OF CLOSE RELATIVES

7.1.	The following persons shall not join as Personnel of the Companies: the Close Relatives of the persons who are serving as Board Members (unless said Close Relatives also join as Board Members), Supervisory Committee Members, the Chief Executive Officer and Directors.

7.2.	The hiring of Close Relatives of the rest of Personnel shall have the approval of the Chief Human Capital Officer.

8.	CONFLICTS OF INTEREST INVOLVING THE CONTROLLING SHAREHOLDERS, MEMBERS OF THE BOARD OF DIRECTORS AND THE SUPERVISORY COMMITTEE, THE CHIEF EXECUTIVE OFFICER, THE CHIEF HUMAN CAPITAL OFFICER AND THE CHIEF COMPLIANCE OFFICER

8.1.	Any actual or potential conflicts of interest involving the controlling shareholders, the members of the Board of Directors and the Supervisory Committee, the Chief Executive Officer, the Chief Human Capital Officer and the Chief Compliance Officer shall be reported by the persons involved to the Chairman of the Board of Directors and the Audit Committee [Law 26,831 art. 110].

8.2.	The Audit Committee shall review any conflicts of interest reported to it and will adopt the actions it deems appropriate, reporting said cases to the Board of Directors. Additionally, whenever the significance of the conflict of interest warrants it, the Audit Committee shall issue a substantiated opinion and, through the Board of Directors, it will disclose it as applicable to the markets and corporate control organizations [Law 26.831 art. 110 and Audit Committee Implementation Regulations].

8.3.	Any actual and potential conflicts of interest involving the Chairman of the Board and the Members of the Audit Committee shall be reported to the Board of Directors and the Supervisory Committee, and addressed by the latter.

8.4.	Clause 8.1 does not apply to transactions for the provision of goods or services made with companies that qualify as “related parties”, to which the Current Authorization System and Law 26,831 apply.

9.	CONFLICTS OF INTEREST INVOLVING OTHER EMPLOYEES

9.1.	The following guidelines apply to actual or potential conflicts of interest involving Directors and Managers of the Macrostructure, not mentioned in item 8.1, and other employees of the Company in any hiring mode (hereinafter, collectively, “the Employees” and individually, “the Employee”).

9.2.	In general terms:

9.2.1.	Any situation that can constitute or lead to a conflict of interest must be disclosed to the Company by the Employee involved.

9.2.2.	Conflicts of interest can have varying degrees of importance; therefore, handling such conflicts of interest would not be possible without a specific evaluation of the case and its potential consequences.

9.3.	The responsibilities of the actors involved in the process of handling conflicts of interest will be specified in the Conflict of Interest Operating Procedure, according to the following instructions:

9.3.1.	The Employees of the Companies will report immediately to the Chief Compliance Officer, using the dedicated email address

compliance.conflictodeintereses@ta.telecom.com.ar

to his/her supervisor and, for his/her information, to the Human Capital Officer, any situation that could constitute or determine an actual or potential conflict of interest, and will refrain from taking part in the operating or decision-making process regarding which the conflict situation has been identified.

9.3.2.	The Members of the Macrostructure will disclose their possible conflicts of interest at the time of their hiring or appointment, and shall update their Possible Conflict of Interest Certification on an annual basis.

9.3.3.	The Chief Compliance Officer (“CCO”) will define, jointly with the competent structures of Human Capital Operations, the Action Plan comprising the initiatives identified for addressing actual or potential conflicts of interest, and the management of possible risks associated with each of them. The CCO will: ensure continuous monitoring by the supervisors of the employees affected by potential conflict of interest situations; report the cases reviewed and any interventions on a quarterly basis to the first line of report of the CEO (limited to the cases of their competence), the CEO, the Audit Committee, the Audit Department and the Human Capital Department; ensure the annual delivery of a Certification of possible conflicts of interest by all members of the Macrostructure, and in the event of receiving documentation that is within the scope of competence of the Audit Department, forward that documentation to the Audit Department.

9.3.4.	Human Capital (“HC”) will be responsible for: the analysis of the case reported by the Employee; the definition of the joint standard with the CCO and with the Manager in Charge of the Action Plan to manage the risks associated with the conflict situations defined as such by the CCO; and the systematic follow-up of the Action Plan to handle identified conflicts, including organizational review processes.

9.3.5.	The Supervisor of the Employee involved will be responsible for: the analysis and the investigation of the case reported by the Employee, jointly with the relevant functions of Human Capital Operations; written communications with the Employee; follow-up of specific conflict of interest situations identified within his/her scope of competence.

9.3.6.	Procurement and other purchasing areas are responsible for ensuring, jointly with Compliance and Human Capital, the implementation of the management and solution Action Plan for all cases of conflict of interest situations that could involve suppliers.

10.	DISCIPLINARY MEASURES

10.1	Personnel who do not avoid conflicts of interest when it is up to them to avoid them or who does not duly report any conflict of interest actually or potentially affecting them will be responsible for direct and indirect damages sustained by Telecom Argentina Group as a result of their conduct, and will be subject to disciplinary measures including dismissal or removal from office, in accordance with applicable laws and existing contracts.

TELECOM ARGENTINA GROUP

Compliance Program 2015

•	Anticorruption Policy

ANTICORRUPTION POLICY

1.	PREMISE

2.	PURPOSE

3.	SCOPE OF APPLICATION

4.	PERSONS TO WHOM THIS POLICY IS DIRECTED

5.	DEFINITIONS

6.	LEGAL AND INTERNAL STANDARDS ASSOCIATED WITH THIS POLICY

7.	GENERAL PRINCIPLES

8.	SENSITIVE AREAS

9.	MISCELLANEOUS

1.	PREMISE

1.1.	The Companies of Telecom Argentina Group base their business activities on the respect of the values and principles set out in the Code of Ethics and Conduct, in the belief that business conduct cannot be separated from ethics. In this regard, the Group´s Companies specifically must reject and stigmatize recourse to illegal and improper conduct (including corrupt practices of any kind) in order to achieve their business objectives.

2.	PURPOSE

2.1.	This Anticorruption Policy (hereinafter, “the Policy” or “the present Policy”) aims at providing a systematic framework to counter corrupt practices for the Telecom Argentina Group.

3.	SCOPE OF APPLICATION

3.1.	This Policy applies to Telecom Argentina S.A. (“Telecom Argentina”), and its controlled companies whose Boards of Directors approve and adopt this Policy (collectively, “the Companies” or the “Telecom Argentina Group” or the “Group”). “Company” refers to any of the Companies.

4.	PERSONS TO WHOM THIS POLICY IS DIRECTED

4.1.	This Policy is intended for and must be observed by all members of the Board of Directors, the Supervisory Committee, the Chief Executive Officer (“CEO”), the Directors, Managers and all other personnel, regardless of the hiring mode (all of them collectively and every one of them individually hereinafter referred to as “Personnel”), of each of the Companies.

4.2.	All references in this Policy to compliance by Personnel with their duties, attitudes and conduct towards the Company shall mean the duties, attitudes and conduct of the Personnel towards the Companies in which said Personnel work.

4.3.	This Policy, approved by the Board, has the same rank and enforceability, and is given the same dissemination as the Code of Ethics and Conduct of the Telecom Argentina Group.

5.	DEFINITIONS

5.1.	For the purposes of this Policy:

5.1.1.	“Public Official” shall mean:

a.	Any officer, employee or person acting for or on behalf of: (i) the government, or any department, agency or governmental entity thereof; (ii) a company that is owned or controlled by the State (wholly or partially); or (iii) any person who holds a public office at any level and with any scope (local, provincial or national).

b.	Any person who holds a government office or is a public servant, elected or designated, who works at any level, agency, department or entity of the Executive, Legislative and Judicial Powers of the Nation, the provinces, the Buenos Aires City or the Municipalities (for instance, the President of the Nation; Ministers; Governors; Mayors; members of National Congress, Legislatures and Councils; Judges, Attorneys and any other member of the Judiciary, regardless of rank, venue or jurisdiction).

c.	Any political party, officer, employee or person acting for or on behalf of a political party or candidate for public office (for instance, candidates to elective offices, members of any political party and officers with administrative functions hired by political parties).

d.	Any officer, agent or person acting for or on behalf of a Foreign State and/or a public international organization (such as the United Nations, the Organization of American States, the European Commission, the European Court of Justice, the World Bank or the International Monetary Fund) or any of its entities, branches or agencies, or of a company in which the abovementioned entities have a controlling interest or shareholding.

e.	All personnel hired by the agencies, entities or companies mentioned in the foregoing paragraphs, and /or advisors to any of the abovementioned officials or employees.

f.	If there is any doubt or ambiguity as to whether a particular individual qualifies as a Public Official, please consult Telecom Argentina Compliance Department.

5.1.2.	“Private Person” shall mean any person who does not qualify as a Public Official, with whom the Companies have or might have business or institutional relations.

5.1.3.	A subject’s “Close Relative” shall mean the spouse (if not legally separated), cohabitee, child, parent, brother/sister, brother/sister-in-law, son/daughter-in-law, father/mother-in-law, step-son/daughter, step-father/mother, uncle, aunt, cousin, nephew, niece, grandparent or grandchild of a subject or of the subject’s spouse (if not legally separated) or cohabitee.

5.1.4.	“Internal Procedures” shall mean the procedures adopted by the Companies to implement the rules set forth in this Policy, available on the Companies’ Intranet.

5.1.5.	“Representation Expenses” shall mean the expenses incurred in the provision of goods and services to third parties who are not employed by the Companies, with the aim of promoting a positive image of the Group and its business, consisting of meals, trips and entertainment.

6.	LEGAL AND INTERNAL STANDARDS ASSOCIATED WITH THIS POLICY

6.1.	Code of Ethics and Conduct of the Telecom Argentina Group.

6.2.	U.S. Foreign Corrupt Practices Act (FCPA).

6.3.	Antifraud Policy.

6.4.	Policy on Conflict of Interests.

7.	GENERAL PRINCIPLES

7.1.	As provided by the Code of Ethics and Conduct, without exception, any practice of corrupt nature is prohibited.

7.2.	It is specifically prohibited to offer, promise, pay, give or authorize the giving of, or to receive, claim or demand, directly or indirectly, compensation, gifts, personal economic benefits or any other type of benefit, to/from any Public Official or Private Person and/or any entity that they directly or indirectly represent that is for the purpose of influencing a business or official decision and/or obtaining or retaining business or any advantage, or that:

7.2.1.	is not of modest value; i.e. exceeds the limits of reasonable courtesy and practice, or

7.2.2.	is likely to be interpreted as intended to unduly influence the relations between the Companies and the Public Official or Private Person and/or the entity that such person directly or indirectly represents, regardless of whether or not there is actually an improper purpose.

7.3.	“Facilitation payments” (i.e., unofficial payments of modest value made in order to expedite or secure the performance of a routine governmental action or of an activity that is part of the duties of the Public Officials and Private Persons with which the Companies have relations) are prohibited.

7.4.	Receiving loans or guarantees for an obligation based on the employee’s status as Personnel of the Company is not allowed; employee status may only be taken considered for the purpose of assessing the solvency of the loan or guarantee applicant.

7.5.	Each activity carried out in the sensitive areas referred to in article 8 must be correctly and accurately reflected in the accounting documents. It is in fact the responsibility of the Companies to prepare the financial reports that accurately, correctly, and in reasonable detail reflect all their transactions, as well as to establish and carry out adequate controls to provide reasonable assurance that:

7.5.1.	The transactions are real and carried out only in accordance with the specific authorization of management.

7.5.2.	The transactions are recorded in order to allow the preparation of the financial reports in accordance with the relevant accounting standards.

7.5.3.	The value of the assets included in the financial reports is checked, with reasonable frequency, against inventories, and appropriate measures are taken with regard to the differences encountered.

7.6.	The use of personal funds or means in order to circumvent the application of this Policy is strictly prohibited.

8.	SENSITIVE AREAS

8.1.	The obligations and limits set out in this Policy apply with regard to Public Officials and Private Persons, and/or the entities they directly or indirectly represent, with which the Companies have or might have business or institutional relations. If economic or other benefits are assigned to Close Relatives of the abovementioned subjects, or of the senior management or of the Personnel, such benefits are considered potential indicators of activities of a corrupt nature, and are therefore prohibited, except as provided for by the Internal Procedures.

8.2.	To counter corrupt practices, specific monitoring is required, in particular in the following sensitive areas:

•	Gifts and representation expenses offered by Personnel to Public Officials and Private Persons.

•	Gifts, travel, meals and other entertainment intended for Personnel.

•	Events and sponsorship.

•	Donations, membership fees and contributions to non-profit entities.

•	Consulting, intermediation, relationships with business partners and suppliers.

•	Joint ventures, acquisitions and transfer of companies.

8.3.	Gifts and Representation Expenses offered by Personnel to Public Officials and Private Persons

8.3.1.	Without prejudice to the general prohibition against providing any kind of benefit to Public Officials and Private Persons to influence a business or official decision and/or obtain or retain business or any advantage, gifts and representation expenses offered to Public Officials and Private Persons:

a.	must, in all circumstances: (i) be carried out in relation to a legitimate business purpose; (ii) be reasonable and offered in good faith; (iii) be consistent with all applicable laws and regulations and in compliance with applicable Company Internal Procedures; (iv) be recorded in accurate, appropriate, and reasonably detailed documentation;

b.	may never be in the form of cash, regardless of the amount or the recipient.

8.3.2.	Regarding the economic limits and types of permitted gifts and representation expenses, and the related manners for performing and recording them, please refer to relevant Internal Procedures.

8.3.3.	Any products/services provided by the Companies to Public Officials or Private Persons must be offered, without exception, pursuant to the same terms and conditions that would apply to the Company’s customers in the ordinary course of business.

8.4.	Gifts, Travel, Meals and other Entertainment for Personnel:

8.4.1.	Gifts, travel, meals and other entertainment offered to the Companies’ Personnel, including senior management:

a.	May not be accepted if they hinder decision-making or prevent doing the job in an efficient, objective and ethical way.

b.	Should be infrequent, moderate and accepted in good faith.

c.	Should never be in cash.

8.4.2.	Regarding the economic limits and types of permitted gifts, travel, meals and other entertainment, please refer to the relevant Internal Procedures. Internal Procedures shall indicate the ways for returning gifts or delivering them to charities when such gifts do not qualify as permitted gifts, or when the economic limits set in this Policy or the Internal Procedures are exceeded.

8.5.	Events and sponsorship

8.5.1.	Since corrupt acts can be carried out in connection with the organization of events and the granting of sponsorships, in addition to complying with Internal Procedures, events and sponsorships must always be related to a legitimate business or institutional purpose, reasonable, and undertaken in good faith. Such events must be properly documented, approved in accordance with the authorization process established by the Internal Procedures and comply with the Company’s prescribed economic limits.

8.6.	Donations, membership fees and contribution to non-profit entities

8.6.1.	Donations, gifts and/or participation in charitable organizations, foundations, non-profit organizations (“Contributions”) must not be provided where there is a reason to believe that funds or assets provided will be diverted for the personal use or benefit of Public Officials and Private Persons.

8.6.2.	All Contributions must, therefore, be performed in accordance with Internal Procedures, and must comply with the following minimum standards:

a.	Contributions are only permitted when the recipient is an institution with proven reliability and a reputation for honesty and fair practices.

b.	According to the Company’s pre-approval process, the requesting Department must provide an adequate description of the nature and purpose of the contribution, due diligence must be conducted on the beneficiary institution in order to verify its eligibility under item “a” above, and the legality of the contribution under applicable laws must be considered.

c.	These contributions can be made as long as they are in accordance with a budget drawn up on the basis of cost-effectiveness and reasonableness, and approved in accordance with the authorization process established by the Internal Procedures.

8.7.	Consulting, intermediation, relationships with business partners and suppliers

8.7.1.	The process of selection of consultants, agents, intermediaries, business partners and suppliers must include adequate due diligence, in order to, at a minimum:

a.	Establish their identity, experience, qualifications and reputation.

b.	Ensure that the person or entity to be hired actually has the necessary technical/professional/organizational requirements and the potential to provide the relevant service(s).

c.	Ascertain if the person or entity has been subject to any judgments or been the subject of any investigations involving bribery or corruption or any other illegal activity, or if there are any other “red flags” with respect to the third party’s activities. The existence of any of these elements should be reported to the Chief Compliance Officer, who shall provide his/her opinion or recommendation in order to decide whether to go ahead with the contract or change the course of action.

8.7.2.	Contracts with consultants, agents, intermediaries, business partners and suppliers must be drafted in accordance with the instructions contained in the Internal Procedures and must provide for the right of the Companies to terminate the relationship in case of a violation of applicable anti-corruption laws. The employee who is responsible for the relationship with the consultants must verify that the services have actually been carried out and the adequacy of the third party’s fee.

8.8.	Joint ventures, acquisitions and transfer of companies

8.8.1.	Joint ventures, acquisitions and transfer of companies must be undertaken in accordance with the Internal Procedures. In any case, appropriate due diligence must be carried out in order to identify the main corruption risk factors and “red flags”. The existence of any of these elements should be reported to the Chief Compliance Officer, who shall provide his/her opinion or recommendation in order to decide whether to go ahead with the transaction or change the course of action.

8.8.2.	Whenever an acquisition is carried out, a plan for compliance with this Policy must be activated as an essential part of the post-acquisition integration plan.

8.8.3.	Contracts must also contain appropriate anti-corruption representations and warranties.

9.	MISCELLANEOUS MATTERS

9.1.	No practice qualified as corrupt in nature, including facilitation payments, may be justified or tolerated by the fact that it is common practice in the business sector or country in which the activity is carried out. It is not permitted to impose or accept any service, if it can be realized only by compromising the values and principles of the Code of Ethics and Conduct or in violation of the provisions of this Policy or applicable procedures.

9.2.	None of the persons to whom this Policy is directed will be discriminated against or punished in any way for having refused to carry out a corrupt or potentially corrupt act, even if this refusal causes the loss of business or other detrimental consequence for the business or institutional relations.

9.3.	Any breaches of this Policy, of the Internal Procedures referred to herein, or of applicable regulations will render the Company’s Personnel liable for any direct and indirect damage that any such breach may cause to the Company and/or to Telecom Argentina Group, including the immediate reimbursement of any financial gain obtained. Any such breach will be considered a serious breach in the employment relation, leading to disciplinary measures and eventually removal from office.

Additionally, any such breach will result in penalties for those involved, in accordance with the provisions of the law, bargaining agreements and contracts.

9.4.	Any changes to this Policy shall be approved by the Board of Directors of each Company, always in agreement with the Board of Telecom Argentina, in order to maintain a consistent Anticorruption Policy for all Companies. Internal Procedures mentioned in this Policy will be approved and, if necessary, modified, by the Chief Executive Officer of the Telecom Argentina Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: November 2nd, 2015	By:	/s/ Oscar C. Cristianci
Name: Oscar C. Cristianci
Title: Chairman